EXHIBIT 12

                      PEPSICO, INC. AND SUBSIDIARIES

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
   Years Ended December 31, 1994, December 25, 1993, December 26, 1992,
                  December 28, 1991 and December 29, 1990
                    (in millions except ratio amounts)

                               1994      1993      1992    1991      1990

Earnings:

Income from continuing
 operations before income
  taxes and cumulative
   effect of accounting
    changes (a)            $2,664.4  $2,422.5  $1,898.8 $1,659.7  $1,653.8

Amortization of
 capitalized interest           5.2       5.0       5.0      4.5       5.3

Interest expense (a)          645.0     572.7     586.1    613.7     686.0

Amortization of
 debt discount                  0.3       0.2       0.3      0.3       0.3

Interest portion of net
 rent expense (b)             150.0     134.4     121.4    103.4      87.4

Earnings available for
 fixed charges             $3,464.9  $3,134.8  $2,611.6 $2,381.6  $2,432.8


Fixed Charges:

Interest expense (a)       $  645.0  $  572.7  $  586.1 $  613.7  $  686.0

Capitalized interest            4.7       6.5       6.6     10.0       8.6

Amortization of
 debt discount                  0.3       0.2       0.3      0.3       0.3

Interest portion of net
 rent expense (b)             150.0     134.4     121.4    103.4      87.4

   Total fixed charges     $  800.0  $  713.8  $  714.4 $  727.4  $  782.3

Ratio of Earnings
 to Fixed Charges              4.33      4.39      3.66     3.27      3.11

(a)  To  improve  comparability,  the  1991  and  1990 amounts  have
     been  restated to report   under   the   equity   method    of
     accounting   the  results  of  previously  consolidated   snack   food
     businesses in Spain, Portugal and Greece, which were contributed to the new Snack Ventures Europe joint venture with General Mills, Inc. in late 1992.
(b) One-third of net rent expense is the portion deemed representative of the interest factor.